UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Appointment of Mr. Mrinal Sattawala as the Chief Operating Officer

We are pleased to inform you that Mr. Mrinal Sattawala has been designated as the ‘Chief Operating Officer’ (COO) with effect from 4th May 2006 and he will have overall responsibility for operations of the business units of the Company. Mr. Sattawala will report to Mr. Naren Patni, Chairman & Chief Executive Officer of the Company.

Earlier, Mr. Sattawala was the Company’s Executive Vice-President and Global Sales and Marketing Coordinator and has been with Patni for around 20 years. He was also head of sales and operations for Europe and the Asia-Pacific regions, and supervises the insurance and financial services business units. Mr. Sattawala is an electrical engineer from IIT, Mumbai, and has received his MBA in 1979 from MacMaster University, Canada. Mr. Sattawala has an overall experience of 24 years in the IT industry.

For Patni Computer Systems Limited

Arun Kanakal

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: May 10, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary